Exhibit 99.5

VOX ANNOUNCES PRICING OF $55 MILLION
UNDERWRITTEN PUBLIC OFFERING OF COMMON SHARES

All figures expressed in USD unless noted otherwise.

DENVER – September 24, 2025 - Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to confirm the pricing of its previously announced public offering (the “Offering”) of common shares of the Company (“Common Shares”) at an offering price of $3.70 per share (the “Offering Price”). The Offering is expected to close on or about September 26, 2025, subject to customary closing conditions and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Markets.

In connection with the Offering, Vox entered into an underwriting agreement, dated September 24, 2025 (the “Underwriting Agreement”) with each of BMO Capital Markets, Cantor Fitzgerald Canada Corporation and National Bank Financial Inc., as lead underwriters (the “Underwriters”), pursuant to which the Underwriters agreed to purchase 14,865,000 Common Shares from Vox for total gross proceeds of $55 million. Pursuant to the terms of the Underwriting Agreement, Vox granted the Underwriters an over-allotment option to purchase up to an additional 2,229,750 Common Shares at the Offering Price for a period of 30 days following and including the closing date of the Offering.

Vox intends to use the net proceeds from the Offering, subject to certain conditions precedent being satisfied or waived by the parties, to fund the acquisition of a global gold portfolio of ten gold offtake and royalty assets, covering twelve mines and projects across eight jurisdictions, including Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States (the “Portfolio”) from certain subsidiaries of Deterra Royalties Limited, as announced on September 23, 2025. If Vox uses less than the full amount of the net proceeds from the Offering to purchase the Portfolio, the Company will reallocate those funds to the acquisition of additional royalties over the next 12-24 months.

The Offering is being made by way of a final prospectus supplement that forms part of Vox’s existing short form base shelf prospectus dated February 13, 2025, filed pursuant to the shelf prospectus procedures established by National Instrument 44-102 - Shelf Distributions and National Instrument 44-101 - Short Form Prospectus Distributions, and Vox’s U.S. registration statement on Form F-10, as amended (File No. 333-284746), filed with the United States Securities and Exchange Commission (the “SEC”). A final prospectus supplement together with the accompanying base shelf prospectus or registration statement, as applicable, will be filed with the securities regulatory authorities in all provinces of Canada other than Québec, pursuant to the Multijurisdictional Disclosure System, and with the SEC in the United States, respectively. Copies of these documents are available on Vox’s profiles on the System for Electric Document Analysis and Retrieval website maintained by the Canadian Securities Administrators at www.sedarplus.ca and the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the final prospectus supplement and the accompanying base shelf prospectus or registration statement, as applicable, may also be obtained from BMO Capital Markets, at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), Cantor Fitzgerald Canada Corporation by telephone at (212) 938,5000 or by email at prospectus@cantor.com, or National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, by telephone at (416) 869-8414 or by email at NBF-Syndication@bnc.ca.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

(720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements pertaining to the expected proceeds from the Offering, the use of the proceeds from the Offering, the use of proceeds from the Offering if the net proceeds are not used in full to purchase the Portfolio, the assets to be included in the Portfolio and the expected timing of the closing of the Offering.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and in the Middle East, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.